Exhibit 99.1

Consolidated Financial Statements of

TITAN TRADING ANALYTICS INC.

(A Development Stage Company)

October 31, 2011 and 2010
(expressed in Canadian dollars)

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL STATEMENTS

The consolidated financial statements are the responsibility of the Board of Directors and management.  The consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles.  Management maintains the necessary systems of internal controls, policies and procedures to provide assurance that assets are safeguarded, and that the financial records are reliable and form a proper basis for the preparation of financial statements.

The Board of Directors ensures that management fulfills its responsibilities for financial reporting and internal control through an Audit Committee.  This committee, which reports to the Board of Directors, meets with the independent auditors and reviews the financial statements.

The consolidated financial statements have been audited by Smythe Ratcliffe LLP, Chartered Accountants, who were appointed by the shareholders.  The auditors’ report outlines the scope of their examination and their opinion on the consolidated financial statements.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting.  Internal control over financial reporting is a process to provide reasonable assurance regarding the reliability of the Company’s financial reporting for external purposes in accordance with accounting principles generally accepted in Canada and the United States of America.  Internal control over financial reporting includes maintaining records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; providing reasonable assurance that transactions are recorded as necessary for preparation of the Company’s financial statements in accordance with generally accepted accounting principles; providing reasonable assurance that receipts and expenditures are made in accordance with authorizations of management and the directors of the Company; and providing reasonable assurance that unauthorized acquisition, use or disposition of Company’s assets that could have a material effect on its financial statements would be prevented or detected on a timely basis.  Because of its inherent limitations, internal control over financial reporting is not intended to provide absolute assurance that a misstatement of the Company’s financial statements would be prevented or detected.

Management conducted an evaluation of the effectiveness of the Company’s internal control over financial reporting based on the framework and criteria established in Internal Control – Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission.  This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation.  Based on this evaluation, management concluded that the Company’s internal control over financial reporting was effective as of October 31, 2011.

“John Coulter”

John Coulter,
President, Chief Executive Officer & Chief Financial Officer

Edmonton, Canada
February 22, 2012

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE SHAREHOLDERS OF TITAN TRADING ANALYTICS INC.
(A DEVELOPMENT STAGE COMPANY)

We have audited the accompanying consolidated financial statements of Titan Trading Analytics Inc., which comprise the consolidated balance sheets as at October 31, 2011 and 2010 and the consolidated statements of operations and comprehensive loss, shareholders’ equity and cash flows for the years ended October 31, 2011 and 2010, and a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements
Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with Canadian generally accepted accounting principles, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility
Our responsibility is to express an opinion on these consolidated financial statements based on our audits.  We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements.  The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error.  In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at October 31, 2011 and 2010 and the results of its operations and its cash flows for the years ended October 31, 2011 and 2010 in accordance with Canadian generally accepted accounting principles.

Other Matter
The consolidated financial statements for the year ended October 31, 2009 were audited by another firm of auditors who expressed an opinion without reservation on those consolidated financial statements in their report dated February 15, 2010.

Emphasis of Matter
Without qualifying our opinion, we draw attention to Note 1 in the consolidated financial statements, which indicates that the Company had incurred a net loss of $2,956,234 during the year ended October 31, 2011 and has a deficit of $23,074,231 as at October 31, 2011.  These conditions, along with other matters set forth in Note 1, indicate the existence of a material uncertainty that cast significant doubt about the Company’s ability to continue as a going concern.

Chartered Accountants

Vancouver, Canada
February 22, 2012

TITAN TRADING ANALYTICS INC.
(Continued under the Laws of Alberta)
(A Development Stage Company)
Consolidated Balance Sheets
(expressed in Canadian dollars)

	October 31,	October 31,

	2011	2010
ASSETS
CURRENT
Cash	$511,761	$209,736
Short-term investments (Note 3)	561,002	60,000
Other receivables	6,749	10,088
Prepaid expenses and deposits	52,274	37,727
	1,131,786	317,551
Deposit	8,389	24,074
Property and equipment (Note 4)	260,254	425,468
Technology rights (Note 5)	358,200	398,000

	$1,758,629	$1,165,093

LIABILITIES
CURRENT
Accounts payable and accrued liabilities (Notes 10 and 14)	$83,571	$187,971
Loans and advances (Note 6)	---	2,111
Deferred lease inducements	53,594	---
Convertible debentures (Note 7)	289,499	---
	426,664	190,082
Deferred lease inducements	---	76,574
Convertible debentures (Note 7)	---	283,509

	426,664	550,165

SHAREHOLDERS’ EQUITY
Share capital (Note 8)	18,234,001	15,845,770
Warrants (Note 8)	2,413,884	1,901,217
Contributed surplus	3,746,747	2,899,907
Convertible debentures - equity component (Note 7)	11,564	11,564
Deficit	(23,074,231)	(20,043,530)
	1,331,965	614,928

	$1,758,629	$1,165,093
Commitments (Note 11)

Approved by the Board:

Signed   “John Coulter”                                                                 Signed   “James Leman”
John Coulter                                                                  James Leman

See accompanying notes to consolidated financial statements.

TITAN TRADING ANALYTICS INC.
(Continued under the Laws of Alberta)
(A Development Stage Company)
Consolidated Statements of Operations and Comprehensive Loss
(expressed in Canadian dollars)

	Years Ended October 31
	2011	2010	2009
EXPENSES
Research and development (Note 10)	$634,965	$873,215	$1,078,379
General and administrative (Note 10)	2,044,856	1,903,159	2,279,935
Amortization of property and equipment	164,891	177,575	186,774
Amortization of technology rights	39,800	---	---
Bank charges and interest, net	46,972	28,455	11,844
Loss (gain) on foreign exchange	24,750	(5,287)	(28,183)

Net loss and comprehensive loss for the year	$(2,956,234)	$(2,977,117)	$(3,528,749)

LOSS PER SHARE – Basic and diluted	$(0.03)	$(0.05)	$(0.07)
WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING	99,949,623	61,292,998	51,951,767

See accompanying notes to consolidated financial statements.

TITAN TRADING ANALYTICS INC.
(Continued under the Laws of Alberta)
(A Development Stage Company)
Consolidated Statements of Shareholders’ Equity
(expressed in Canadian dollars)

	Share Capital				Convertible Debentures
	Number of Shares	Amount	Warrants	Contributed Surplus	– Equity Component	Deficit	Total

October 31, 2008	49,214,345	$ 11,707,655	$ 1,016,303	$ 1,279,169	$ ---	$ (13,163,541)	$ 839,586

Net loss						(3,528,749)	(3,528,749)
Expired/forfeited warrants			(239,077)	239,077			---
Stock options exercised	1,160,000	169,120		(49,820)			119,300
Private placements, net	7,743,533	1,644,179	338,649				1,982,828
Shares issued for services	200,000	71,000					71,000
Stock-based compensation				807,931			807,931

October 31, 2009	58,317,878	13,591,954	1,115,875	2,276,357		(16,692,290)	291,896

Net loss						(2,977,117)	(2,977,117)
Private placements, net	24,785,750	2,266,364	626,049				2,892,413
Returned to treasury	(84,600)	(12,548)	(3,524)			(9,306)	(25,378)
Warrants extension			162,817			(162,817)	---
Stock-based compensation				623,550			623,550
Convertible debentures					11,564		11,564
Technology rights payment in excess of carrying value						(202,000)	(202,000)

October 31, 2010	83,019,028	15,845,770	1,901,217	2,899,907	11,564	(20,043,530)	614,928

Net loss						(2,956,234)	(2,956,234)
Private placements, net	29,705,250	2,388,231	438,200				2,826,431
Warrants extension			74,467			(74,467)	---
Stock-based compensation				846,840			846,840
October 31, 2011	112,724,278	$ 18,234,001	$ 2,413,884	$ 3,746,747	$ 11,564	$ (23,074,231)	$ 1,331,965

See accompanying notes to consolidated financial statements.

TITAN TRADING ANALYTICS INC.
(Continued under the Laws of Alberta)
(A Development Stage Company)
Consolidated Statements of Cash Flows
(expressed in Canadian dollars)

	Years Ended October 31
	2011		2010		2009
OPERATING
Net loss for the year		$(2,956,234)		$(2,977,117)		$(3,528,749)
Adjustments for non-cash items
Amortization of property and equipment		164,891		177,575		186,774
Amortization of technology rights		39,800		---		---
Research and development		---		---		71,000
Stock-based compensation		846,840		623,550		807,931
Loss on disposal of equipment		23		---		---
Amortization of deferred lease inducements		(22,980)		(22,980)		(15,316)
Accretion interest		5,990		1,073		---
Unrealized foreign exchange loss		154		2,469		---
Net changes in non-cash working capital balances:
Prepaid expenses and deposits		1,138		(6,309)		6,690
Other receivables		2,337		25,092		(35,180)
Accounts payable and accrued liabilities		(104,635)		6,120		61,365
		(2,022,676)		(2,170,527)		(2,445,485)
INVESTING
Due from related parties		---		---		58,754
Proceeds on sale (purchase) of property and equipment		300		---		(47,179)
Purchase of technology rights		---		(600,000)		---
Proceeds from deferred lease inducements		---		---		114,870
Restricted cash		---		2,520		227,409
Short-term investments		(500,000)		30,000		---
		(499,700)		(567,480)		353,854
FINANCING
Issue of share capital, net of issue costs		2,826,431		2,892,413		2,102,128
Loans and advances		(2,111)		(293,985)		(222,929)
Convertible debentures		---		294,000		---
Shares returned to treasury		---		(25,378)		---
		2,824,320		2,867,050		1,879,199
EFFECT OF EXCHANGE RATE CHANGES		81		(2,469)		(39,360)
INCREASE (DECREASE) IN CASH		302,025		126,574		(251,792)
CASH, BEGINNING OF YEAR		209,736		83,162		334,954
CASH, END OF YEAR		$511,761		$209,736		$83,162
Cash used in operating activities includes:
Bank charges and interest		$46,972		$15,222		$12,522
Income taxes paid	$	---	$	---	$	---
Supplementary information: Shares issued for services	$	---	$	---		$71,000

See accompanying notes to consolidated financial statements.

TITAN TRADING ANALYTICS INC.
(Continued under the Laws of Alberta)
(A Development Stage Company)
Notes to Consolidated Financial Statements
Years ended October 31, 2011, 2010 and 2009
(expressed in Canadian dollars)

1.	NATURE OF OPERATIONS AND GOING CONCERN

Nature of Operations

Titan Trading Analytics Inc. (“Titan” or the “Company”) was incorporated on November 30, 1993.  The Company is a development stage company that focuses on developing financial software for market timing, trading analytics and automated trading execution. The Company has yet to establish profitable business operations and has remained in research and development mode since its incorporation.

Going Concern

The consolidated financial statements of Titan have been prepared on the basis of accounting principles applicable to a going concern, which assumes that the Company will be able to continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of business.

Several adverse conditions cast significant doubt on the validity of this assumption. The Company has incurred significant operating losses over the past several fiscal years and has an accumulated deficit of $23,074,231 at October 31, 2011 (2010 - $20,043,530).

Management has evaluated the Company’s alternatives to enable it to pay its liabilities as they become due and payable in the next twelve-month period, including reducing or postponing expenditures and obtaining additional or new financing in order to advance its business plan. The Company believes these measures will provide liquidity for it to continue as a going concern throughout fiscal 2012.  However, management can provide no assurance thereon.

If the going concern assumption was not appropriate for these consolidated financial statements, then adjustments would be necessary in the carrying value of assets and liabilities, the reported expenses and the balance sheet classifications used.

2.	SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PRESENTATION

These consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) with the Canadian dollar as the Company’s functional and reporting currency. The following is a summary of the significant accounting policies used in the preparation of these consolidated financial statements.

Consolidation

These consolidated financial statements include the accounts of the Company and its wholly owned integrated subsidiaries, Titan Trading GP Inc., Titan Trading Corp., Titan Holdings USA, LLC and Titan Trading USA, LLC. All significant inter-company balances and transactions have been eliminated on consolidation.

TITAN TRADING ANALYTICS INC.
(Continued under the Laws of Alberta)
(A Development Stage Company)
Notes to Consolidated Financial Statements
Years ended October 31, 2011, 2010 and 2009
(expressed in Canadian dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PRESENTATION (continued)

Cash Equivalents

Cash equivalents include highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of change in value, with an original maturity of less than three months at the time of purchase.

Research and Development

Research costs are expensed when incurred. Development costs are expensed when incurred prior to the establishment of technical feasibility. Subsequent to the establishment of technical feasibility, the costs associated with the development of a commercial product for which adequate resources exist to market the product are capitalized as software and systems development. Capitalization of development costs ceases when the product is available for general release to customers. There were no development costs capitalized during the year ended October 31, 2011.

Property and Equipment

Computer equipment is recorded at cost less accumulated amortization and is amortized at 30% declining balance per annum.

Office furniture is recorded at cost less accumulated amortization and is amortized at 20% declining balance per annum.

Leasehold improvements are recorded at cost less accumulated amortization and are amortized over the lease term.

The Company makes periodic reviews for impairment of long-lived assets whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The carrying value of the assets would be written down to fair value when undiscounted future cash flows expected to result from the use of an asset and its eventual disposition are less than its carrying amount.

Technology Rights

All rights to intellectual property and the mutual covenants and agreements related to the products of Titan (the “IP”) are recorded at cost where the rights have been acquired in transactions with related parties, the cost is deemed to be the carrying value prior to the transaction and any difference between fair value and consideration paid is recorded to deficit.

Effective November 1, 2010, the Company revised the estimated useful life of the technology rights from indefinite to 10 years.  Technology rights are amortized over their estimated useful lives using the straight-line method.  This change in accounting estimate has been applied prospectively to the consolidated financial statements and has resulted in an increase in amortization expense of $39,800 for the year ended October 31, 2011 (Note 5).  The estimated annual impact of this change in accounting estimate is an increase in amortization expense of $39,800 per year for the period to October 2021.

TITAN TRADING ANALYTICS INC.
(Continued under the Laws of Alberta)
(A Development Stage Company)
Notes to Consolidated Financial Statements
Years ended October 31, 2011, 2010 and 2009
(expressed in Canadian dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PRESENTATION (continued)

Deferred Lease Inducement

Lease inducements received in the form of contributions towards leasehold improvement costs are amortized over the term of the lease as a reduction of rent expense, which is included in general and administrative expenses.

Convertible Debentures

The Company’s convertible debentures are considered to be a compound financial instrument that contains both a debt component and an equity component.

On issuance of the convertible debentures, the fair value of the equity component is determined using the Trinomial Barrier Model. This model requires the input of a number of assumptions including dividend yields, expected stock price volatility, expected time until conversion and risk-free interest rates. The value is recorded as equity and the remainder of the proceeds are allocated as a separate component of debt. Transaction costs are appointed between the debt and equity components based on their respective carrying amounts when the instruments are issued.

On conversion, the carrying amount of the debt component and the equity component are transferred to share capital. In the event that the instrument is settled in cash, the transaction is treated as an extinguishment of the convertible debenture and a gain or loss on the extinguishment of the liability component is recognized in the current period operations while any gain or loss on the equity component is applied to contributed surplus.

The interest cost recognized in respect of the debt component represents the accretion of the liability over its expected life using the effective interest method, to the amount that would be payable upon redemption.

Future Income Taxes

The Company follows the asset and liability method of accounting for income taxes. Under this method, current income taxes are recognized for the estimated income taxes payable for the current year. Future income tax assets and liabilities are recognized for temporary differences between the tax and accounting bases of assets and liabilities. Future income tax assets and liabilities are measured using substantively enacted income tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. Future tax assets are recognized only to the extent that, in the opinion of management, it is more likely than not that the future income tax assets will be realized.

TITAN TRADING ANALYTICS INC.
(Continued under the Laws of Alberta)
(A Development Stage Company)
Notes to Consolidated Financial Statements
Years ended October 31, 2011, 2010 and 2009
(expressed in Canadian dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PRESENTATION (continued)

Foreign Currency Translation

The Company’s functional and reporting currency is the Canadian dollar. The accounts of subsidiaries, which are integrated operations, are translated to Canadian dollars using the temporal method.  Under this method, monetary assets and liabilities are translated at the year-end exchange rate.  Non-monetary assets and liabilities are translated at rates of exchange in effect when the assets were acquired or liabilities incurred.  Revenue and expenses are translated at the rates of exchange prevailing on the dates such items are recognized in operations (except for amortization, which is translated at the same rate as the related asset).  Exchange gains and losses are included in the statements of operations.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The significant estimates used by management include valuation allowances for future income taxes, rates and useful lives for the amortization of property and equipment and technology rights, fair value of financial instruments, and determining the fair value of stock-based compensation and the valuation of warrants and equity portion of convertible debentures.

Equity Unit Offerings

The proceeds from the issuance of equity units are allocated between common shares and common share purchase warrants on a pro-rata basis based on relative fair values using the market trading price and the Black-Scholes option pricing model for the shares and warrants, respectively.

Loss per Share

Basic loss per share is determined by dividing net loss by the weighted average number of common shares outstanding during the year. The Company uses the treasury stock method to determine the dilutive effect of stock options, warrants and similar instruments. Under this method the dilutive effect on earnings per share is calculated presuming the exercise of outstanding options, warrants and similar instruments. It assumes that proceeds received from such exercise would be used to repurchase common shares at the average market price during the year. However, the calculation of diluted loss per share excludes the effects of various conversions and exercise of options and warrants that would be anti-dilutive.

TITAN TRADING ANALYTICS INC.
(Continued under the Laws of Alberta)
(A Development Stage Company)
Notes to Consolidated Financial Statements
Years ended October 31, 2011, 2010 and 2009
(expressed in Canadian dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PRESENTATION (continued)

Stock-based Compensation

The Company accounts for stock-based compensation using a fair value based method with respect to all stock-based payments to directors, employees and non-employees. For directors and employees, the fair value of the options is measured at the date of grant. For non-employees, the fair value of the options is measured on the earlier of the date at which the counterparty performance is completed or the date the performance commitment is reached or the date at which the equity instruments are granted if they are fully vested and non-forfeitable. For directors, employees and non-employees, the fair value of the options is accrued and charged to operations, with the offset credit to contributed surplus, over the vesting period. If and when the stock options are exercised, the applicable amounts from contributed surplus are transferred to share capital.

Non-monetary Transactions

All non-monetary transactions are measured at the fair value of the asset surrendered or the asset received, whichever is more reliable, unless the transaction lacks commercial substance. The commercial substance requirement is met when the future cash flows are expected to change significantly as a result of the transaction.

Financial Instruments

All financial instruments are classified as one of the following: held-to-maturity, loans and receivables, held-for-trading, available-for-sale or other financial liabilities. Financial assets and liabilities held-for-trading are measured at fair value with gains and losses recognized in net income (loss). Financial assets held-to-maturity, loans and receivables, and other financial liabilities are measured at amortized cost. Available-for-sale instruments are measured at fair value with unrealized gains and losses recognized in other comprehensive income (loss) and reported in shareholders’ equity. Any financial instrument may be designated as held-for-trading upon initial recognition.

Transaction costs that are directly attributable to the acquisition or issue of financial instruments that are classified as other than held-for-trading, which are expensed as incurred, are included in the initial carrying value.

Fair Value Hierarchy

The Company provides information about its financial instruments measured at fair value at one of three levels according to the relative reliability of the inputs used to estimate the fair value:

•	Level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilities;

•	Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and

•	Level 3 – inputs for the asset or liability that are not based on observable market data (unobservable inputs).

TITAN TRADING ANALYTICS INC.
(Continued under the Laws of Alberta)
(A Development Stage Company)
Notes to Consolidated Financial Statements
Years ended October 31, 2011, 2010 and 2009
(expressed in Canadian dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PRESENTATION (continued)

Future Accounting Pronouncements

International Financial Reporting Standards (“IFRS”)

In 2008, the Canadian Accounting Standards Board confirmed that the transition to IFRS from Canadian GAAP will be effective for fiscal years beginning on or after January 1, 2011 for publicly accountable enterprises.  IFRS will be effective for the Company for interim and annual financial statements relating to the Company’s fiscal year beginning on November 1, 2011.  The effective date will require the restatement for comparative purposes of amounts reported by the Company for interim periods and for the year ended October 31, 2011.

The Company has completed a comprehensive review of its accounting policy options under IFRS, evaluated the impact of the conversion on the Company’s consolidated financial statements and is in the process of preparing an opening balance sheet for November 1, 2010 under IFRS.

3.	SHORT-TERM INVESTMENTS

Short-term investments consist of a $500,000 variable rate guaranteed investment certificate bearing interest at prime less 1.95%, maturing August 24, 2012, and a $60,000 (2010 - $60,000) guaranteed investment certificate bearing interest at prime less 2.05%, maturing August 31, 2012. The $60,000 investment is collateral for a letter of credit, which has been issued by the Company for their leased premises.

4.	PROPERTY AND EQUIPMENT

	2011			2010
	Cost	Accumulated Amortization	Net Book Value	Cost	Accumulated Amortization	Net Book Value
Computer equipment	$ 327,647	$ 258,734	$ 68,913	$ 328,865	$ 222,256	$ 106,609
Office furniture	88,349	51,180	37,169	88,349	41,643	46,706
Leasehold improvements	589,908	435,736	154,172	589,908	317,755	272,153
	$ 1,005,904	$ 745,650	$ 260,254	$ 1,007,122	$ 581,654	$ 425,468

TITAN TRADING ANALYTICS INC.
(Continued under the Laws of Alberta)
(A Development Stage Company)
Notes to Consolidated Financial Statements
Years ended October 31, 2011, 2010 and 2009
(expressed in Canadian dollars)

5.	TECHNOLOGY RIGHTS

During the year ended October 31, 2010, the Company purchased all rights to the algorithm and codes for software from a non-arm’s length party in exchange for $600,000.

	2011	2010

Purchase of technology rights	$600,000	$600,000
Excess of exchange amount over carrying value acquired from related party allocated to deficit	(202,000)	(202,000)
	398,000	398,000
Amortization	(39,800)	---
	$358,200	$398,000

6.	LOANS AND ADVANCES

During the year ended October 31, 2011, the Company repaid a loan payable of $2,111 to a director of the Company.  The loan was non-interest-bearing and unsecured.

7.	CONVERTIBLE DEBENTURES

On August 27, 2010, the Company raised $294,000 in convertible debentures. The debentures will mature on August 26, 2012 and bear interest at 12% per annum. The agreement states that the maturity date can be reduced to 12 months at the option of the holder. The debentures will be convertible to units at a deemed price of $0.15 per unit on or before the maturity date. Each unit consists of one common share and one share purchase warrant that is exercisable at a price of $0.30 for up to six months from the date of conversion. The debentures have an early conversion right whereby if the average trading price per share is greater than or equal to $0.40 for a period of 20 consecutive trading days, the Company shall have the right to convert the debentures at the conversion price at any time prior to the maturity date. The debentures have been bifurcated into the liability and equity components as follows:

Face value of convertible debentures	$294,000
Portion of convertible debentures allocated to equity	(11,564)

Portion of convertible debenture allocated to liability	282,436
Accretion interest expense	1,073

Balance, October 31, 2010	283,509
Accretion interest expense	5,990
Balance, October 31, 2011	$289,499

TITAN TRADING ANALYTICS INC.
(Continued under the Laws of Alberta)
(A Development Stage Company)
Notes to Consolidated Financial Statements
Years ended October 31, 2011, 2010 and 2009
(expressed in Canadian dollars)

7.         CONVERTIBLE DEBENTURES (continued)

The assumptions used to fair value the equity component of the convertible debentures are as follows:

Expected dividend rate	0%
Expected volatility	95.78%
Risk-free interest rate	1.26
Expected life of the debenture term	2 years

8.	SHARE CAPITAL

Authorized
Unlimited number of common shares without par value
Unlimited number of preferred shares with no par value
Preferred shares may be issued in one or more series and the directors are authorized to fix the number of shares in each series and determine the designation, rights, privileges and conditions attached to the shares of each series.

Issued

2011

On December 3, 2010, the Company closed a non-brokered private placement of units for gross proceeds of $1,022,125.  The Company issued 10,221,250 units at $0.10 per unit.  Each unit consists of one common share and one-half of one common share purchase warrant.  Each whole warrant is exercisable into one common share at a price of $0.30 expiring December 3, 2012.  Of the total proceeds, $893,568 and $128,557 have been allocated to common shares and warrants, respectively, using the relative fair value method.  The Company paid a total of $88,250 in finder’s fees and incurred other share issue costs of $6,206.

On June 10, 2011, the Company closed a non-brokered private placement of units for gross proceeds of $1,948,400. The Company issued 19,484,000 units at $0.10 per unit. Each unit consists of one common share and one common share purchase warrant. Each warrant is exercisable into one common share at a price of $0.33 expiring June 10, 2013. Of the total proceeds, $1,618,472 and $329,928 have been allocated to common shares and warrants, respectively, using the relative fair value method.  The Company paid a total of $38,640 in finder’s fees and incurred other share issue costs of $10,998.

TITAN TRADING ANALYTICS INC.
(Continued under the Laws of Alberta)
(A Development Stage Company)
Notes to Consolidated Financial Statements
Years ended October 31, 2011, 2010 and 2009
(expressed in Canadian dollars)

8.	SHARE CAPITAL (continued)

2010

On May 27, 2010, the Company closed a non-brokered private placement of units for gross proceeds of $902,250. The Company issued 4,511,250 units at $0.20 per unit. Each unit consists of one common share and one common share purchase warrant. Each warrant is exercisable into one common share at a price of $0.30, expiring May 27, 2012. Of the gross proceeds, $661,370 and $240,880 have been allocated to common shares and warrants, respectively, using the relative fair value method. The Company paid a total of $4,000 in finder’s fees and incurred other share issue costs of $6,067.

On October 12, 2010, the Company closed a non-brokered private placement of units, for gross proceeds of $1,982,450. The Company issued 19,824,500 units at $0.10 per unit. Each unit consists of one common share and one warrant. Each warrant is exercisable into one common share at a price of $0.30, expiring October 12, 2012. Of the gross proceeds, $1,600,389 and $382,061 have been allocated to common shares and warrants, respectively, using the relative fair value method. The common shares and warrants comprising the units and the common shares issuable upon exercise of the warrants are subject to a four-month restricted period, which expired February 12, 2011. The Company paid a total of $14,500 in finder’s fees to arm’s length parties and incurred other share issue costs of $11,630.

On October 20, 2010, the Company closed a non-brokered private placement of units, for gross proceeds of $45,000. The Company will issue 450,000 units at $0.10 per unit. Each unit consists of one common share and one warrant. Each warrant is exercisable into one common share at a price of $0.30 expiring October 12, 2012. The common shares and warrants comprising the units and the common shares issuable upon exercise of the warrants are subject to a four-month restricted period, which expired February 20, 2011. Of the gross proceeds, $35,063 and $9,937 have been allocated to common shares and warrants, respectively, using the relative fair value method. The Company paid $1,089 in share issue costs.

Stock Options

Under the Company’s stock option plan, options to purchase common shares of the Company may be granted to directors, officers, employees and consultants of the Company. These options entitle the holder to purchase one common share at a subscription price that shall not be less than that which may be acceptable to any stock exchange on which the Company’s shares are traded. The number of common shares reserved for issuance, within a one-year period, to any one optionee shall not exceed 5% of the outstanding common shares. The maximum number of common shares reserved for issuance at any time may not exceed 20% of the number of outstanding common shares. The Board of Directors determine the time during which options shall vest and the method of vesting, provided that the options shall not vest on more favourable terms than one-third of the total number of options granted on the date of grant and on each of the 12-month and 18-month anniversaries of the date of grant. Options expire no later than the tenth anniversary of the date of grant or as determinined by the Committee. All rights to purchase shares pursuant to the plan terminate: (i) if the optionee shall no longer be a director or officer of, be in the employ of, or be providing ongoing management or consulting services to the Company at a certain date (the “Cessation Date”) the option shall terminate

TITAN TRADING ANALYTICS INC.
(Continued under the Laws of Alberta)
(A Development Stage Company)
Notes to Consolidated Financial Statements
Years ended October 31, 2011, 2010 and 2009
(expressed in Canadian dollars)

8.	SHARE CAPITAL (continued)

Stock Options (continued)

on the earlier of the expiry date of the option and a reasonable period (the “Cancellation Period”) following the Cessation Date where the Cancellation Period shall be at the discretion of the Committee on a case-by-case basis optionee ceasing to be a director, officer, employee or consultant; or (ii) within 12 months after the death of an optionee, unless exercised within that period.

The following table summarizes the activity of stock options as follows:

	2011		2010
	Number of Options	Weighted- Average Exercise Price	Number of Options	Weighted- Average Exercise Price
Outstanding at beginning of year	11,390,000	$ 0.29	9,130,593	$ 0.33
Granted Forfeited Expired/cancelled	12,940,000 (1,188,331) (4,055,003)	$ 0.13 $ 0.18 $ 0.34	4,130,000 (1,870,593) ---	$ 0.19 $ 0.27 ---
Outstanding at end of year	19,086,666	$ 0.18	11,390,000	$ 0.29
Exercisable at end of year	10,276,667	$ 0.21	8,620,004	$ 0.32

TITAN TRADING ANALYTICS INC.
(Continued under the Laws of Alberta)
(A Development Stage Company)
Notes to Consolidated Financial Statements
Years ended October 31, 2011, 2010 and 2009
(expressed in Canadian dollars)

8.	SHARE CAPITAL (continued)

Stock Options (continued)

The following table summarizes information on stock options outstanding and exercisable at October 31, 2011:

Exercise Price	Number Outstanding	Number Exercisable	Expiry Date
0.30	1,285,000	1,285,000	January 8, 2012	(*)
0.50	50,000	50,000	August 15, 2012
0.37	520,000	520,000	January 28, 2013
0.50	60,000	60,000	February 4, 2013
0.335	150,000	150,000	July 8, 2013
0.30	900,000	900,000	August 12, 2013
0.16	1,400,000	350,000	October 4, 2013
0.36	175,000	175,000	November 7, 2013
0.305	50,000	50,000	January 26, 2014
0.33	830,000	830,000	March 6, 2014
0.25	1,000,000	1,000,000	November 13, 2014
0.17	1,010,000	1,010,000	March 3, 2015
0.17	100,000	66,666	May 28, 2015
0.10	50,000	50,000	October 15, 2015
0.11	1,930,000	643,333	November 3, 2015
0.13	300,000	200,000	November 16, 2015
0.14	3,770,000	1,256,666	November 24, 2015
0.13	500,000	---	December 3, 2015
0.13	200,000	66,667	December 22, 2015
0.10	2,000,000	666,668	March 15, 2016
0.10	50,000	16,666	March 31, 2016
0.10	1,116,666	383,334	June 1, 2016
0.15	140,000	46,667	September 20, 2016
0.14	1,500,000	500,000	October 12, 2016
	19,086,666	10,276,667

(*) Options expired unexercised

The weighted average remaining contractual life of stock options outstanding at October 31, 2011 is 3.3 years.

TITAN TRADING ANALYTICS INC.
(Continued under the Laws of Alberta)
(A Development Stage Company)
Notes to Consolidated Financial Statements
Years ended October 31, 2011, 2010 and 2009
(expressed in Canadian dollars)

8.	SHARE CAPITAL (continued)

Stock Options (continued)

The following table summarizes information on stock options outstanding and exercisable at October 31, 2010:

Exercise Price	Number Outstanding	Number Exercisable	Expiry Date
0.315	360,000	360,000	June 23, 2011
0.30	1,560,000	1,560,000	January 8, 2012
0.69	200,000	200,000	June 28, 2012
0.50	50,000	50,000	August 15, 2012
0.37	1,085,000	1,085,000	January 28, 2013
0.50	190,000	190,000	February 4, 2013
0.34	50,000	50,000	June 24, 2013
0.335	150,000	150,000	July 8, 2013
0.30	900,000	900,000	August 12, 2013
0.36	510,000	510,000	August 15, 2013
0.36	350,000	350,000	November 7, 2013
0.305	50,000	50,000	January 26, 2014
0.33	1,205,000	1,205,000	March 6, 2014
0.355	600,000	600,000	April 21, 2014
0.25	1,300,000	433,334	November 13, 2014
0.27	25,000	8,334	November 25, 2014
0.17	1,405,000	468,336	March 3, 2015
0.17	1,350,000	450,000	May 28, 2015
0.10	50,000	---	October 15, 2015
	11,390,000	8,620,004

The weighted average remaining contractual life of stock options outstanding at October 31, 2010 is 3.1 years.

The Company uses the Black-Scholes option pricing model to value the options and warrants included in the units of the private placements at each grant date using the following weighted-average assumptions:

	Options		Warrants
	2011	2010	2011	2010
Weighted-average grant date fair value per share option or warrant	0.10	0.19	0.02	0.03
Expected dividend rate	0%	0%	0%	0%
Expected volatility	109%	116%	90%	94%
Risk-free interest rate	2.05%	2.55%	1.48%	1.42%
Expected life of options or warrants in years	5 yrs.	5 yrs.	2 yrs.	2 yrs.

TITAN TRADING ANALYTICS INC.
(Continued under the Laws of Alberta)
(A Development Stage Company)
Notes to Consolidated Financial Statements
Years ended October 31, 2011, 2010 and 2009
(expressed in Canadian dollars)

8.	SHARE CAPITAL (continued)

Stock-based Compensation

The stock-based compensation relates to compensation for services as follows:

	2011	2010	2009
Research and development	$204,508	$142,626	$277,890
General and administrative	642,332	480,924	530,041
	$846,840	$623,550	$807,931

As at October 31, 2011, the unamortized compensation expense for all outstanding options is $404,341.

As at October 31, 2011, the aggregate intrinsic value of the outstanding and exercisable stock options is $Nil.

Warrants

The following table summarizes the activity of warrants:

	2011		2010
	Number of Warrants	Weighted- Average Exercise Price	Number of Warrants	Weighted- Average Exercise Price
Outstanding at beginning of year	34,650,834	$0.35	11,907,384	$0.48
Issued	24,594,625	$0.32	24,785,750	$0.30
Expired/cancelled	(3,569,584)	$0.53	(2,000,000)	$0.50
Returned to treasury	---	---	(42,300)	$0.45
Outstanding at end of year	55,675,875	$0.33	34,650,834	$0.35

TITAN TRADING ANALYTICS INC.
(Continued under the Laws of Alberta)
(A Development Stage Company)
Notes to Consolidated Financial Statements
Years ended October 31, 2011, 2010 and 2009
(expressed in Canadian dollars)

8.         SHARE CAPITAL (continued)

Warrants (continued)

The following table summarizes information on warrants outstanding and exercisable at October 31, 2011:

Exercise Price	Number Outstanding	Expiry Date
$ 0.40 $ 0.40 $ 0.50 $ 0.30 $ 0.30 $ 0.30 $ 0.30 $ 0.33	1,017,500 2,500,000 2,778,000 4,511,250 19,824,500 450,000 5,110,625 19,484,000	July 29, 2012 August 19, 2012 October 15, 2013 May 27, 2012 October 12, 2012 October 20, 2012 December 3, 2012 June 10, 2013	(*)
55,675,875

(*)  During the year ended October 31, 2011, the Company extended the expiry date of the warrants. The extension resulted in an additional fair value of $74,467 and it is recorded as an increase to warrants and an increase in deficit.

The following table summarizes information on warrants outstanding and exercisable at October 31, 2010:

Exercise Price	Number Outstanding	Expiry Date
$ 0.60 $ 0.35 $ 0.40 $ 0.40 $ 0.60 $ 0.50 $ 0.30 $ 0.30 $ 0.30	1,518,117 1,000,000 1,017,500 2,500,000 1,051,467 2,778,000 4,511,250 19,824,500 450,000	December 7, 2010 March 6, 2011 July 29, 2012 August 19, 2012 March 17, 2011 October 15, 2011 May 27, 2012 October 12, 2012 October 20, 2012	(*) (*) (*) (*)
34,650,834

(*) During the year ended October 31, 2010, the Company extended the expiry date of the warrants.  The extension resulted in an additional fair value of $162,817 and it is recorded as an increase to warrants and an increase in deficit.

TITAN TRADING ANALYTICS INC.
(Continued under the Laws of Alberta)
(A Development Stage Company)
Notes to Consolidated Financial Statements
Years ended October 31, 2011, 2010 and 2009
(expressed in Canadian dollars)

9.	INCOME TAXES

Income tax expense differs from the amounts computed by applying the statutory income tax rates to loss before income taxes.  A reconciliation of the differences is as follows:

	2011		2010		2009
Tax recovery at statutory rates		$(785,183)		$(838,498)		$(1,026,160)
Foreign rate differential		(115,021)		(56,806)		(20,106)
Non-deductible expenses		225,911		186,251		61,260
Other temporary differences		(60,679)		31,470		(28,157)
Unrecognized tax losses		734,972		677,583		1,013,163
Tax expense	$	---	$	---	$	---

The tax effect of significant temporary differences is as follows:

	2011		2010		2009
Operating loss carry-forwards		$4,650,955		$3,990,920		$3,595,119
Other temporary differences		274,614		210,281		98,064
Future income tax assets before valuation allowance		4,925,569		4,201,201		3,693,183
Valuation allowance		(4,925,569)		(4,201,201)		(3,693,183)
	$	---	$	---	$	---

The Company has determined that realization of its future income tax assets is not more likely than not and, therefore, a full valuation allowance against the future income tax assets has been recorded.

The losses expire as follows:

	Loss carry- forwards in the United States		Loss carry- forwards in Canada	Total
2014	$	---	$458,893	$458,893
2015		---	1,353,827	1,353,827
2026		173,617	3,335,206	3,508,823
2027		318,554	2,053,302	2,371,856
2028		668,114	1,874,337	2,542,451
2029		335,681	2,224,412	2,560,093
2030		831,308	1,484,009	2,315,317
2031		1,394,187	605,944	2,000,131
		$3,721,461	$13,389,930	$17,111,391

TITAN TRADING ANALYTICS INC.
(Continued under the Laws of Alberta)
(A Development Stage Company)
Notes to Consolidated Financial Statements
Years ended October 31, 2011, 2010 and 2009
(expressed in Canadian dollars)

10.	RELATED PARTY TRANSACTIONS

Included in the consolidated financial statements are the following related party transactions not disclosed elsewhere:

	2011	2010	2009
Management and consulting fees	$ 414,024	$ 382,241	$ 94,500
Research and development	$ 120,000	$ 120,000	$ 237,574
Finder’s fees	$ ---	$ 10,000	$ ---

Management and consulting fees are paid to directors and officers of the Company and are reflected in general and administrative expenses.

Research and development fees are paid to directors of the Company and companies controlled by directors.

Included in accounts payable and accrued liabilities is $1,554 (2010 - $26,614) payable to directors of the Company and companies controlled by directors.

The related party transactions are recorded at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

11.	COMMITMENTS

The Company has lease agreements for its offices with minimum annual payments until expiration of the leases as follows:

Year	Total

2012	$ 101,113
2013	44,576
2014	45,787
2015	51,688
2016	8,784
$ 251,948

12.	FINANCIAL INSTRUMENTS

Financial Risk Management

The Company has classified its financial instruments as follows:

▪ Cash and short-term investments are classified as held-for-trading.
▪ Accounts payable, loans and advances, and convertible debentures are classified as other financial liabilities.

TITAN TRADING ANALYTICS INC.
(Continued under the Laws of Alberta)
(A Development Stage Company)
Notes to Consolidated Financial Statements
Years ended October 31, 2011, 2010 and 2009
(expressed in Canadian dollars)

12.	FINANCIAL INSTRUMENTS (continued)

Financial Risk Management (continued)

The Company’s activities are exposed to a variety of financial risks: credit risk, foreign currency risk, interest rate risk, financial market risk and liquidity risk. The Company’s overall risk management program focuses on the unpredictability of financial and economic markets and seeks to minimize potential adverse effects on the Company’s financial performance. Risk management is carried out by financial management in conjunction with overall corporate governance. The Company’s exposure to and management of credit risk, market risk and liquidity risk related to financial instruments below have not changed for the 2011 fiscal year.

(a)	Fair Value

The Company's financial instruments consist of cash, short-term investments, accounts payable, loans and advances, and convertible debentures. The fair values of cash, short-term investments, accounts payable and convertible debentures approximate their carrying values due to their short-term nature, unless otherwise noted. Other receivables consist of taxes receivable from a government agency and is not a financial instrument. The fair value of loans and advances cannot be reliably determined, as there is no market for loans that are non-interest-bearing and have no terms of repayment.

(b)	Credit Risk

The Company is exposed to credit risk in its cash and short-term investments. The maximum exposure of the credit risk is the full carrying value of those financial instruments. The Company minimizes the credit risk of cash and short-term investments by only dealing with credit-worthy financial institutions.

The Company’s concentration of credit risk and maximum exposure thereto is as follows:

	2011	2010
Cash	$511,761	$209,736
Short-term investments	561,002	60,000
	$1,072,763	$269,736

TITAN TRADING ANALYTICS INC.
(Continued under the Laws of Alberta)
(A Development Stage Company)
Notes to Consolidated Financial Statements
Years ended October 31, 2011, 2010 and 2009
(expressed in Canadian dollars)

12.	FINANCIAL INSTRUMENTS (continued)

(c)	Market Risk

(i)       Foreign Currency Risk

The Company is exposed to currency risk as a result of its operations in the United States. A significant change in the currency exchange rate between the Canadian dollar relative to the US dollar could have a material effect on the Company’s results of operations, financial position or cash flows. The Company does not use derivative financial instruments to reduce its exposure to fluctuations in foreign exchange rates. As at October 31, 2011, the Company is exposed to currency risk through its cash denominated in US dollars amounting to US$274,915.  Based on the balances at October 31, 2011, net loss will increase or decrease approximately $16,500 given a 6% increase or decrease in the foreign exchange rate.

(ii)       Interest Rate Risk

Interest rate risk is the risk that future cash flows of a financial instrument will fluctuate due to changes in market interest rates. It is management’s opinion the Company is not exposed to any significant interest rate risk.

(d)	Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations, including commitments, as they become due. In order to manage this risk, the Company forecasts its requirements to determine whether sufficient funds will be available. The Company expects to generate sufficient cash through the issuance of shares or related party loans. As at October 31, 2011, the Company had accounts payable of $22,904 (2010 - $101,291) and loans and advances payable of $NIL (2010 - $2,111), which are due for payment in the short-term (0 to 3 months). The convertible debentures and the interest payments totaling $320,500 are due within one year.

13.	SEGMENTED INFORMATION

The Company operates in one industry, the software development industry, and in two geographical segments, Canada and United States.  The significant asset categories identifiable with these geographical areas are as follows:

	2011			2010
	Canada	United States	Total	Canada	United States	Total
Cash	$ 314,837	$ 196,924	$ 511,761	$ 145,791	$ 63,945	$ 209,736
Short-term investments	561,002	---	561,002	60,000	---	60,000
Property and equipment	257,856	2,398	260,254	422,041	3,426	425,467
Technology rights	358,200	---	358,200	398,000	---	398,000
Other assets	47,781	19,631	67,412	71,890	---	71,890
	$ 1,539,676	$ 218,953	$ 1,758,629	$ 1,097,722	$ 67,371	$ 1,165,093

TITAN TRADING ANALYTICS INC.
(Continued under the Laws of Alberta)
(A Development Stage Company)
Notes to Consolidated Financial Statements
Years ended October 31, 2011, 2010 and 2009
(expressed in Canadian dollars)

14.	ACCRUED LIABILITIES

The Company’s accrued liabilities include the following amounts:

	2011	2010
Due to employees	$ ---	$ 12,699
Due to taxation authorities	---	8,606
Others	50,000	57,248
	$ 50,000	$ 78,553

15.	CAPITAL MANAGEMENT

The Company’s objectives when managing its capital are to safeguard the Company’s ability to pursue research and development of its software and meet its ongoing operating expenditures while at the same time providing adequate capital to fund the Company’s growth, without unwarranted dilution of the current shareholders.

The Company defines its capital as its convertible debt and the components of shareholders’ equity.

The Company sets the amount of capital in proportion to risk and manages the capital structure and makes adjustments to it for changes in economic conditions and the risk characteristics of its underlying assets.  Since inception, the Company has financed its liquidity needs through private placements.

In order to maximize ongoing research and development of its software, the Company does not pay out dividends.

The Company expects its current capital resources will be sufficient to carry out its research and development of the software.

The Company is not subject to any externally imposed capital requirements. There have been no changes to capital management by the Company during the year ended October 31, 2011.

TITAN TRADING ANALYTICS INC.
(Continued under the Laws of Alberta)
(A Development Stage Company)
Notes to Consolidated Financial Statements
Years ended October 31, 2011, 2010 and 2009
(expressed in Canadian dollars)

16.	RECONCILIATION TO ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES

The Company prepares its consolidated financial statements in accordance with Canadian GAAP.  There are no material variations between the financial position of the Company and the results of operations and cash flows under Canadian GAAP and US GAAP, except as follows.

Technology Rights

Under US GAAP, transactions with related party are measured at the exchange amount, which is the amount of consideration agreed upon by the transacting parties.  For the acquisition of technology rights in the year ended October 31, 2010, the exchange amount was $600,000.  For Canadian GAAP purposes, transactions with related parties not in the normal course of business where the amount of exchange is not supported by independent evidence are measured at the carrying value to the related party, which is $398,000, with any discrepancy recorded as a charge to deficit.

Convertible Debentures

Under US GAAP, convertible debt instruments are classified as debt until converted to equity unless the conversion is in the money at the date of issuance.  The conversion feature of convertible debentures is recognized separately only if the effective conversion rate is less than the market price of the common stock at the commitment date.  Under Canadian GAAP, the convertible debenture is bifurcated into a debt component and an equity component.  The effect of recording the convertible debentures entirely as debt would be to reduce accretion expense by $5,990 (2010 - $1,073).

Stock-based Compensation

Under US GAAP, the measurement date for stock-based compensation to non-employees for goods or services rendered should be the earlier of the date on which the recipient completes performance or the date on which a performance commitment is reached.  For measurement purposes, Canadian GAAP specifies the same two conditions under US GAAP described above and also lists a third condition, namely, the date at which the equity instruments are granted if they are fully vested and non-forfeitable at that date.  In fiscal 2009, stock-based compensation recorded for 200,000 common shares issued to consultants for their services would be lower for US GAAP purposes by $19,000.

TITAN TRADING ANALYTICS INC.
(Continued under the Laws of Alberta)
(A Development Stage Company)
Notes to Consolidated Financial Statements
Years ended October 31, 2011, 2010 and 2009
(expressed in Canadian dollars)

16.	RECONCILIATION TO ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES (continued)

The impact of these differences is as follows:

Consolidated Statements of Operations and Comprehensive Loss
	Years Ended October 31
	2011	2010	2009

Net loss and comprehensive loss for the year Canadian GAAP	$(2,956,234)	$(2,977,117)	$(3,528,749)
Amortization of technology rights	(20,200)	---	---
Stock-based compensation	---	---	19,000
Accretion interest on convertible debentures	5,990	1,073	---
Net loss and comprehensive loss for the year – US GAAP	$(2,970,444)	$(2,976,044)	$(3,509,749)

Loss per share – Basic and diluted – Canadian GAAP	$(0.03)	$(0.05)	$(0.07)
Loss per share – Basic and diluted – US GAAP	$(0.03)	$(0.05)	$(0.07)
Weighted average number of common shares outstanding	99,949,623	61,292,998	51,951,767

Consolidated Statements of Cash Flows
	Years Ended October 31

	2011	2010	2009

Net loss for the year – Canadian GAAP	$(2,956,234)	$(2,977,117)	$(3,528,749)
Amortization of technology rights	(20,200)	---	---
Accretion interest on convertible debentures	5,990	1,073	---
Net loss for the year – US GAAP	$(2,970,444)	$(2,967,044)	$(3,528,749)
Cash used in operating activities – Canadian and US GAAP	$(2,022,676)	$(2,170,527)	$(2,445,485)
Cash provided by (used in) investing activities – Canadian and US GAAP	(499,700)	(567,480)	353,854
Cash provided by financing activities – Canadian and US GAAP	2,824,320	2,867,050	1,879,199
Effect of foreign exchange on cash	81	(2,469)	(39,360)
Increase (decrease) in cash during the year	302,025	126,574	(251,792)
Cash, beginning of year	209,736	83,162	334,954
Cash, end of year – US GAAP	$511,761	$209,736	$83,162

TITAN TRADING ANALYTICS INC.
(Continued under the Laws of Alberta)
(A Development Stage Company)
Notes to Consolidated Financial Statements
Years ended October 31, 2011, 2010 and 2009
(expressed in Canadian dollars)

16.	RECONCILIATION TO ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES (continued)

Consolidated Balance Sheets

	October 31, 2011	October 31, 2010
Total assets – Canadian GAAP	$1,758,629	$1,165,093
Technology rights – exchange amount adjustment	181,800	202,000
Total assets – US GAAP	$1,940,429	$1,367,093

Total liabilities – Canadian GAAP	$426,664	$550,165
Convertible debentures – accretion interest	(7,063)	(1,073)
Convertible debentures – equity component	11,564	11,564
Total liabilities – US GAAP	431,165	560,656

Share capital – Canadian GAAP	18,234,001	15,845,770
Warrants – Canadian GAAP	2,413,884	1,901,217
Contributed surplus – Canadian GAAP	3,746,747	2,899,907
Convertible debentures – equity component – Canadian GAAP	11,564	11,564
Convertible debentures – equity component	(11,564)	(11,564)
Convertible debentures equity – US GAAP	-	-

Deficit – Canadian GAAP	(23,074,231)	(20,043,530)
Accretion interest	7,063	1,073
Technology rights	181,800	202,000
Deficit – US GAAP	(22,885,368)	(19,840,457)
Total shareholders' equity – Canadian GAAP	1,331,965	614,928
Total shareholders' equity – US GAAP	1,509,264	806,437

Total liabilities and shareholders' equity – Canadian GAAP	1,758,629	1,165,093
Total liabilities and shareholders' equity – US GAAP	$1,940,429	$1,367,093

TITAN TRADING ANALYTICS INC.
(Continued under the Laws of Alberta)
(A Development Stage Company)
Notes to Consolidated Financial Statements
Years ended October 31, 2011, 2010 and 2009
(expressed in Canadian dollars)

16.	RECONCILIATION TO ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES (continued)

Recent Accounting Standards

In January 2010, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2010-06 Fair Value Measurements and Disclosures (Topic 820) – Improving Disclosures about Fair Value Measurements. This ASU requires new disclosures and clarifies certain existing disclosure requirements about fair value measurements. ASU 2010-06 requires a reporting entity to disclose significant transfers in and out of Level 1 and Level 2 fair value measurements, to describe the reasons for the transfers and to present separately information about purchases, sales, issuances and settlements for fair value measurements using significant unobservable inputs. ASU 2010-06 is effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances and settlements in the roll-forward of activity in Level 3 fair value measurements, which is effective for interim and annual reporting periods beginning after December 15, 2010.

In January 2010, the FASB issued ASU No. 2010-05 Compensation - Stock Compensation (Topic 718). This accounting standards update codifies EITF Topic D-110, Escrowed Share Arrangements and the Presumption of Compensation.  When evaluating whether presumption of compensation has been overcome, registrants should consider the substance of the arrangement, including whether the arrangement was entered into for purposes unrelated to, and not contingent upon, continued employment.  An escrowed share arrangement in which the shares are automatically forfeited if employment terminates is compensation.

In April 2010, the FASB issued ASU No. 2010-13 Compensation – Stock Compensation (Topic 718).  The objective of this update is to address the classification of an employee share-based payment award with an exercise price denominated in the currency of a market in which the underlying equity security trades. It provides guidance on the classification of a share-based payment award as either equity or a liability.  A share-based payment award that contains a condition that is not a market, performance or service condition is required to be classified as a liability. The amendments in this update are effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2010. The amendments in this update should be applied by recording a cumulative-effect adjustment to the opening balance of retained earnings. The cumulative-effect adjustment should be calculated for all awards outstanding as of the beginning of the fiscal year in which the amendments are initially applied, as if the amendments had been applied consistently since the inception of the award.

In December 2010, the FASB issued ASU No. 2010-28 Intangibles - Goodwill and Other (Topic 350): When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts. This ASU reflects the decision reached in EITF Issue No. 10-A. The amendments in this ASU modify Step 1 of the goodwill impairment test for reporting units with zero or negative carrying amounts. For those reporting units, an entity is required to perform Step 2 of the goodwill impairment test if it is more likely than not that a goodwill impairment exists. In determining whether it is more likely than not that a goodwill impairment exists, an entity should consider whether there are any adverse qualitative factors indicating that an impairment may exist. The qualitative factors are consistent with the existing guidance and examples, which require that

TITAN TRADING ANALYTICS INC.
(Continued under the Laws of Alberta)
(A Development Stage Company)
Notes to Consolidated Financial Statements
Years ended October 31, 2011, 2010 and 2009
(expressed in Canadian dollars)

16.	RECONCILIATION TO ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES (continued)

Recent Accounting Standards (continued)

goodwill of a reporting unit be tested for impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount.

The amendments in this ASU are effective for fiscal years, and interim periods within those years, beginning after December 15, 2010. Early adoption is not permitted. Non-public entities may early-adopt the amendments using the effective date for public entities.

In December 2010, the FASB issued ASU No. 2010-29 Business Combinations (Topic 805): Disclosure of Supplementary Pro Forma Information for Business Combinations. This ASU reflects the decision reached in EITF Issue No. 10-G. The amendments in this ASU affect any public entity, as defined by Topic 805 Business Combinations, that enters into business combinations that are material on an individual or aggregate basis. The amendments in this ASU specify that if a public entity presents comparative financial statements, the entity should disclose revenue and earnings of the combined entity as though the business combination(s) that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period only. The amendments also expand the supplemental pro forma disclosures to include a description of the nature and amount of material, non-recurring pro forma adjustments directly attributable to the business combination included in the reported pro forma revenue and earnings.  The amendments are effective prospectively for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2010. Early-adoption is permitted.

In May 2011, the FASB issued ASU No. 2011-04 Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in US GAAP and IFRSs. This ASU represents the converged guidance of the FASB and the IASB (the Boards) on fair value measurement. The collective efforts of the Boards and their staffs, reflected in ASU No. 2011-04, have resulted in common requirements for measuring fair value and for disclosing information about fair value measurements, including a consistent meaning of the term “fair value.” The Boards have concluded the common requirements will result in greater comparability of fair value measurements presented and disclosed in financial statements prepared in accordance with US GAAP and IFRSs.  The amendments to the FASB Accounting Standards Codification™ (“Codification”) in this ASU are to be applied prospectively. For public entities, the amendments are effective during interim and annual periods beginning after December 15, 2011. For non-public entities, the amendments are effective for annual periods beginning after December 15, 2011. Early application by public entities is not permitted. Non-public entities may apply the amendments in ASU No. 2011-04 early, but no earlier than for interim periods beginning after December 15, 2011.

TITAN TRADING ANALYTICS INC.
(Continued under the Laws of Alberta)
(A Development Stage Company)
Notes to Consolidated Financial Statements
Years ended October 31, 2011, 2010 and 2009
(expressed in Canadian dollars)

16.	RECONCILIATION TO ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES (continued)

Recent Accounting Standards (continued)

In June 2011, the FASB issued ASU No. 2011-05 Comprehensive Income (Topic 220): Presentation of Comprehensive Income. This ASU amends the FASB Codification to allow an entity the option to present the total of comprehensive income, the components of net income and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. In both choices, an entity is required to present each component of net income along with total net income, each component of other comprehensive income along with a total for other comprehensive income, and a total amount for comprehensive income. ASU No. 2011-05 eliminates the option to present the components of other comprehensive income as part of the statement of changes in stockholders' equity. The amendments to the Codification in the ASU do not change the items that must be reported in other comprehensive income or when an item of other comprehensive income must be reclassified to net income.  ASU No. 2011-05 should be applied retrospectively. For public entities, the amendments are effective for fiscal years, and interim periods within those years, beginning after December 15, 2011. For non-public entities, the amendments are effective for fiscal years ending after December 15, 2012, and interim and annual periods thereafter. Early-adoption is permitted.

In September 2011, the FASB issued ASU No. 2011-08 Intangibles – Goodwill and Other (Topic 350): Testing Goodwill for Impairment.  This objective of this ASU is to provide an entity with the option to first assess qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of a reporting unit is less than its carrying amount.  If, after assessing the totality of events or circumstances, an entity determines it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, then performing the two-step impairment test is unnecessary.  However, if an entity concludes otherwise, then it is required to perform the first step of the two-step impairment test by calculating the fair value of the reporting unit and comparing the fair value with the carrying amount of the reporting unit.  The amendments in ASU 2011-08 are effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011.  Early adoption is permitted, including for annual and interim goodwill impairment tests performed as of a date before September 15, 2011, if an entity’s financial statements for the most recent annual or interim period have not yet been issued.

In December 2011, the FASB issued ASU No. 2011-11 Balance Sheet (Topic 210): Disclosures about Offsetting Assets and Liabilities.  This ASU requires entities to disclose information about offsetting and related arrangements of financial instruments and derivative instruments and will be applied retrospectively for all comparative periods presented.  ASI No. 2011-11 is effective for annual reporting periods beginning on or after January 1, 2013, and interim periods within those annual periods.